September 29, 2020

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on September 22, 2020 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on August 6, 2020 (PEA No. 211 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone Dynamic Equity Fund (to be known as the Touchstone Anti-Benchmark US Core Equity Fund) (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the Prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on October 5, 2020. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     The Staff notes that the Fund’s 80% policy is a non-fundamental investment policy that the Fund can change upon 60 days’ prior notice to shareholders. In reference to this 80% policy, please confirm that if the Fund's investment objective changes, the Fund's name will also change.

Response: Whether or not an investment objective change impacts the Fund's name is a facts and circumstances analysis. The Trust confirms that, in the event a change is made to the Fund's investment objectives, it will consider SEC Rule 35d-1 and will change the Fund's name if necessary in order to comply with Rule 35d-1.

3.     In the Fund’s Principal Investment Strategies section, please state the types of securities that comprise the Index.

Response: The Trust notes the following language, which is currently included in the Fund’s Principal Investment Strategies: “The equity securities that comprise the Index include common stock and preferred stock. These securities may be listed on an exchange or traded over-the-counter.”

4.     The Staff notes the following questions/comments with respect to the third paragraph of the Fund’s Principal Investment Strategies section:

a.With respect to the reference to “selects and weights” in the first sentence, please include the Index weighting methodology and explain how the components of the Index are weighted (e.g., equal weighted, price weighted, etc.).

Response: Components of the Index are weighted to maximize the Diversification Ratio®, which is the sub-advisor’s (TOBAM S.A.S.) proprietary ratio that measures the diversification of a portfolio. For the information of the Staff, additional details from the sub-advisor’s Index Ground Rules are described below:

•TOBAM’s portfolio construction methodology is used to create the portfolio maximizing the Diversification Ratio®.
•Formally, consider a universe of N stocks {S1,…,SN} with volatilities σ=(σ1,…,σN). The portfolio is defined as a vector of non-negative weights w=(w1,…,wN), its volatility is denoted by σ(w) and its weighted average volatility by ⟨w|σ⟩=Σwiσi.
•The Diversification Ratio (or “DR(w)”) of the portfolio is defined as the ratio of its weighted average volatility and its volatility: DR(w)=⟨w|σ⟩/σ(w)
•The Diversification Ratio® is subsequently maximized in order to create the TOBAM Core Equity Index Series, under the constraints noted below in the response to Question 4(d).

In accordance with the requirements of Items 4 and 9 of Form N-1A, the Trust believes the current disclosure explains in general terms how the Fund’s sub-advisor decides which securities to buy and sell.

b.     With respect to the reference to volatility in the second sentence, please describe how volatility will be used to determine if a security is included in the Index.

Response: The Trust supplementally notes that, as described above in the response to Question 4(a), volatility is a component of the Diversification Ratio® of a portfolio, which is defined as the ratio of a portfolio’s weighted average volatility and its volatility: DR(w)=⟨w|σ⟩/σ(w).

c.     In the second sentence, what is meant by “correlation to other index constituents”?

Response: The Trust notes that, in general, assets with lower correlations to other assets in the universe result in more diversification and a higher Diversification Ratio®. Correlation statistically measures the degree of relationship between two variables in terms of a number that lies between +1.0 and -1.0. When it comes to diversified portfolios, correlation represents the degree of relationship between the price movements of different assets included in the portfolio. A correlation of +1.0 means that prices move in tandem; a correlation of -1.0 means that prices move in opposite directions.

d.     The second sentence references “certain constraints”. Please describe these constraints.

Response: The Trust notes that the third sentence of the same paragraph states the following: “Such constraints include a minimum and maximum weight for any given stock.” For the information of the Staff, the Trust notes that the Diversification Ratio® is currently maximized under the following constraints:

a) The maximum weight for any given stock is set at 300 basis points for the Index. When relevant, this constraint may be applied at the issuer level (when a company has several share classes included in the TOBAM Universe, for instance).
b) The maximum risk contribution of any given stock is set at 300 basis points of the portfolio risk for the Index.
c) The minimum weight for a stock is set at 10 basis points.
d) Excessive turnover is avoided through the use of a penalty function in the optimization.
e) The carbon emissions of the Index are constrained at a maximum of 80% of its “Parent Benchmark Index” values. The Parent Benchmark Index is the TOBAM Universe USA Index.

e.     The third sentence references a minimum and maximum weight. What are these weights?

Response: As noted in the response to Question 4(d) above, the current minimum weight for a stock is set at 10 basis points, while the current maximum weight for any given stock is set at 300 basis points for the Index. When relevant, these constraints may be applied at the issuer level (when a company has several share classes included in the TOBAM Universe, for instance). The Trust believes that the current disclosure maintains appropriate flexibility in the Fund’s investment strategies.

f.     With respect to the final sentence of the third paragraph, please elaborate on the concentration risk that exists in traditional market cap-weighted indices.

Response: The Trust supplementally notes that traditional cap-weighted indices take on heavy structural biases because as stocks appreciate, they represent a greater weight in the index. For example, the top five stocks in the MSCI USA now account for >20% of the index, or approximately the same as the bottom 422 stocks in the index. Concentrations can also be viewed through a sector lens; for example, IT reached record highs in the 2001 tech bubble and is high again in 2020. The Fund’s Anti-Benchmark® strategy seeks to diversify across sources of risk.

5.     The fourth paragraph of the Fund’s Principal Investment Strategies section notes the following: “The Index typically is reconstituted (i.e., Index constituents are added or deleted and weights are reset) monthly. The Fund will be rebalanced following the same schedule as the Index.” If accurate, please restate this to reflect that the Index is reconstituted and rebalanced monthly and that the Fund will be reconstituted and rebalanced following the same schedule as the Index.

Response: The Trust will replace those two sentences with the following to clarify that both the Index and the Fund will be reconstituted and rebalanced monthly: “The Index typically is reconstituted (i.e., Index constituents are added or deleted and weights are reset) and rebalanced monthly. The Fund will be reconstituted and rebalanced following the same schedule as the Index.”

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz

Counsel

cc:     Abigail Hemnes, Esq.